UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meredith Corporation
Full Name of Registrant

Former Name if Applicable

1716 Locust St.
Address of Principal Executive Office (Street and Number)

Des Moines, IA 50309
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Meredith Corporation (Meredith or the Company) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2019, within the prescribed time period because it requires additional time to complete its financial statements and its assessment of the Company’s internal control over financial reporting; accordingly, the Company’s independent registered accounting firm, KPMG LLP, has not yet completed its audits of the Company’s financial statements and the Company’s internal control over financial reporting as of June 30, 2019. Meredith anticipates that it will file its Annual Report on Form 10-K for the fiscal year ended June 30, 2019, as soon as possible and within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Ceryanec	515	284-3000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Meredith expects to report fiscal 2019 total revenues of approximately $3.19 billion, up more than 40 percent compared to the $2.26 billion reported in the prior year. The anticipated increase compared to the prior year is due principally to the inclusion for the entire fiscal year of revenues from Time Inc. (Time), which was acquired on January 31, 2018. The Company also expects to report earnings from continuing operations of approximately $129 million, compared to $114 million in the prior year, and adjusted EBITDA of approximately $706 million, compared to $423 million in the prior year.

Fiscal 2019 adjusted EBITDA is calculated as earnings from continuing operations of $129 million plus the addbacks of interest expense of $171 million, income tax expense of $11 million, depreciation and amortization of $248 million, and special items of $147 million, which totals $706 million. Special items in fiscal 2019 primarily relate to restructuring and integration costs associated with the acquisition of Time and a non-cash impairment charge related to certain trademarks. Fiscal 2018 adjusted EBITDA is calculated as earnings from continuing operations of $114 million plus the addbacks of interest expense of $97 million, an income tax benefit of $123 million, depreciation and amortization of $129 million, and special items of $206 million, which totals $423 million. Special items in fiscal 2018 primarily relate to transaction, restructuring, and integration costs associated with the acquisition of Time.

The foregoing fiscal 2019 estimates are preliminary and unaudited. These results are as of the time of this filing and, although they are believed to be reliable, they may be subject to change after the completion of customary year-end processes and reviews.

Rationale for use and access to non-GAAP results
The Company’s management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that adjusted EBITDA provides an additional analytical tool to clarify the Company’s results from core operations and delineate underlying trends. Adjusted EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation, amortization, and special items. Management has removed these costs as they are deemed to be non-operational in nature. Management does not use adjusted EBITDA as a measure of liquidity or funds available for management’s discretionary use because it excludes certain contractual and non-discretionary expenditures.

Cautionary note regarding forward looking statements
This filing contains forward-looking statements that involve risks and uncertainties. The foregoing statements about expected financial results are forward-looking statements within the meaning of and made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While these forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond the Company’s control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward- looking statements included in this filing are made only as of the date hereof. The Company does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Meredith Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2019	By	/s/ Joseph Ceryanec
Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)